Exhibit 12.1

AMERICAN PETROLEUM TANKERS HOLDING PARENT LLC

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	For the Year Ended December 31,
	2010	2009	2008	2007	2006

Loss from Continuing Operations before taxes	$(42,408)	$(20,025)	$(3,027)	$(610)	$(702)
Plus Total Fixed Charges	56,300	19,236	12,313	8,283	2,984
Add: Amortization of capitalized interest	968	454	—	—	—
Less: Interest capitalized	(5,988)	(10,597)	(12,308)	(8,282)	(2,984)

Total Earnings	$8,872	$(10,932)	$(3,022)	$(609)	$(702)

Fixed Charges
Interest Expense	$50,312	$8,639	$5	$1	$—
Capitalized Interest, netted in interest expense	5,988	10,597	12,308	8,282	2,984

Total Fixed Charges	$56,300	$19,236	$12,313	$8,283	$2,984

Earnings to Fixed Charges Ratio(1)	0.16	-0.57	-0.25	-0.07	-0.24

(1)	The earnings deficiency was $47.4 million, $30.2 million, $15.3 million, $8.9 million and $3.7 million for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, respectively.